SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-        .)
GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Completes Sale of Online Gambling Software Business; Preliminary 1Q 2010 Financial Results; Fourth-Quarter and Full-Year 2009 Financial Results (attached hereto as Exhibit 99.1)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)
Date: May 17, 2010	By:	/s/ Thomas T. Hui
(Signature)
		Name:	Thomas T. Hui
		Title:	President and Chief Operating Officer